Exhibit 5
UNDER CERTAIN CIRCUMSTANCES AS PROVIDED IN THE RIGHTS AGREEMENT (DEFINED BELOW), RIGHTS ISSUED TO OR BENEFICIALLY OWNED BY ACQUIRING PERSONS OR THEIR AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS SHALL BE NULL AND VOID AND MAY NOT BE TRANSFERRED TO ANY PERSON.
Consolidated Graphics, Inc.
SUMMARY OF RIGHTS TO PURCHASE STOCK
(as amended)
On December 15, 1999, the Board of Directors of Consolidated Graphics, Inc. (the “Company”) declared a dividend on each outstanding share of common stock, $.01 par value per share (the “Common Stock”) of one right to purchase (individually a “Right” and collectively the “Rights”) Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Stock”). The dividend was payable as of December 28, 1999 (the “Record Date”), to shareholders of record on that date. Each Right will, upon the occurrence of events, described below, that make it exercisable, entitle the registered holder to purchase from the Company one one-hundredth of one share of the Preferred Stock at a price of $160.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (as amended from time to time, the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company as the rights agent (the “Rights Agent”). The Board of Directors previously amended the Rights Agreement, effective as of July 10, 2006, to remove the requirement that certain actions of the Board of Directors be approved by majority of the Continuing Directors, as such term is defined in the Rights Agreement, and on September 25, 2007, to reduce the percentage of common stock ownership that would result in a person being deemed an Acquiring Person (defined below) from 15% to 10%, unless such person owned 10% at the date of the second amendment. On December 4, 2009, the Board of Directors approved a Third Amendment to the Rights Agreement to (1) extend the Final Expiration Date to December 14, 2010, (2) change the Purchase Price to $140.00, (3) amend the definition of Beneficial Owner to exclude shares that may be acquired pursuant to unexercised options granted under the Company’s employee benefit plans, provided, that shares acquired upon exercise of such options will be included in such definition and (4) add a provision permitting the redemption of the Rights by the shareholders in certain circumstances involving a “Qualified Offer.”
The following description has been amended to reflect such changes.
Initially, the Rights are represented by all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights will be distributed.
The Rights will separate from the Common Stock on the Distribution Date, which is defined in the Rights Agreement as the earlier of (i) the tenth business day following the date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the Company’s Common Stock (the date of the announcement of such acquisition being the “Share Acquisition Date”) or (ii) the tenth business day (or such later date as may be determined by the Board of Directors before the Distribution Date occurs) after the commencement or public announcement of a tender or exchange offer that would, if consummated, result in a person or group becoming an Acquiring Person, whether any purchases actually occur pursuant to such offer or not. The definition of Acquiring Person under the Rights Agreement excludes (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company or of any subsidiary of the Company or any person organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (D) any person whose ownership of 10% or more of the Common Stock of the Company then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 10% beneficial ownership, (ii) a reduction in the number of issued and outstanding shares of Common Stock pursuant to a transaction or transactions approved by the Board of Directors or (iii) the ownership of 10% or more of the shares of Common Stock on the date of the second amendment of the Rights Agreement. Any person excluded from becoming an Acquiring Person by reason of clause (i), (ii) or (iii) above will nevertheless become an Acquiring Person if it acquires any additional shares of Common Stock, unless such acquisition of additional shares of Common Stock occurs by reason of a transaction falling within the scope of such clause (i) or (ii) or otherwise does not cause an increase in such person’s percentage ownership.

The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, the shares of Common Stock. Until the Distribution Date or earlier redemption, exchange, expiration or termination of the Rights, new certificates representing shares of Common Stock issued after the Record Date will contain a legend incorporating the Rights Agreement by reference and the surrender for transfer of any certificates representing shares of Common Stock outstanding as of the Record Date, with or without a copy of this Summary of Rights, will constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. The Rights will separate from the Common Stock upon the occurrence of the Distribution Date, and as soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on December 14, 2010 unless earlier redeemed or exchanged by the Company or unless they are terminated, in each case as described below.
The Purchase Price payable and the number of shares of Preferred Stock or other securities, including without limitation Common Stock, or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of shares of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or securities convertible into Preferred Stock at less than the Current Market Price (as such term is defined in the Rights Agreement) or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).
The number of outstanding Rights is also subject to certain adjustments from time to time in the event of, among other things, a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock, or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, before the Distribution Date.
Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will also be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.
Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.
If a person becomes an Acquiring Person (a “Flip-In Event”) in a manner other than pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the Board of Directors determines to be fair to and in the best interests of the Company and its shareholders (a “Permitted Offer”), each holder of a Right who is not an Acquiring Person or related thereto as specified in the Rights Agreement will, if the Rights are not earlier redeemed, thereafter have the right to receive, upon exercise of such Right and payment of the Purchase Price, one one-hundredth of a share of Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities).
If, at any time on or after a Share Acquisition Date (i) the Company is acquired in a merger or other business combination transaction (in which any shares of Common Stock are changed into or exchanged for other securities or assets) other than certain mergers that follow a Permitted Offer or (ii) 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred in one or a series of related transactions (each of the events described in (i) and (ii) above being a “Flip-Over Event”), each holder of a Right (except Rights that have previously been voided) will thereafter have the right to receive, upon exercise of such Right and payment of the Purchase Price, that number of shares of common stock of the acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

Fractions of shares of Preferred Stock (other than integral multiples of one one-hundredth of a share) which would otherwise be issued upon exercise or redemption of the Rights may, at the election of the Company, be evidenced by depositary receipts. The Rights Agreement also provides that the Company may pay cash in lieu of fractional shares.
At any time on or before the close of business on the tenth business day following a Share Acquisition Date (or such later date as may be authorized by the Board of Directors), the Company may redeem the Rights in whole, but not in part, at a price of $.0l per Right (the “Redemption Price”), payable at the election of the Company in cash or shares of Common Stock. However, if the Company receives a Qualified Offer (as defined below), the Rights may be redeemed by way of shareholder action taken at a special meeting of shareholders called by the Board of Directors for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Rights Agreement. Generally, the special meeting must be held not less than 90 days and not more than 120 days after the later of the date the Qualified Offer is received and the date of any previously scheduled meeting of shareholders to be held within 60 days after the Offer Date. Such an action by shareholders requires the affirmative vote of holders of the greater of (A) a majority of the voting power of the shares of Common Stock present and entitled to vote on the resolution, or (B) a majority of the voting power of the minimum number of shares of Common Stock entitled to vote on the resolution that would constitute a quorum for the transaction of business at the meeting (except where the Company’s Articles of Incorporation or the Texas Business Corporation Act or successor statute require a larger proportion or number), as such vote is determined at the special meeting, not giving effect to any affirmative votes cast by the offering Person or any of its Affiliates, and is effective immediately before the consummation of any Qualified Offer to be consummated within 60 days after the special meeting.
A “Qualified Offer” is a tender offer for all outstanding shares of Common Stock not already beneficially owned by such Person that meets the following conditions:
• the same per share price and consideration is offered for all shares, and the per-share offer price (A) is greater than the highest reported market price for the Common Stock of the Company during the 36-month period immediately preceding the date on which the offer is commenced and (B) represents a reasonable premium above the average of the Closing Prices for the five Trading Days immediately preceding the date on which the offer is commenced, with, in the case of an offer that includes shares of Common Stock of the offeror, such per-share offer price being determined using the lower of (1) the lowest reported market price for Common Stock of the offeror during the five Trading Days immediately preceding and the five Trading Days immediately following the commencement of such offer and (2) the average of the last sale prices of such shares reported in the principal consolidated transaction reporting system with respect to such shares for the five Trading Days immediately preceding the date of any determination,
• the consideration offered is no less than the then current market price for shares of Common Stock, is at least eighty percent (80%) cash (and any non-cash portion is comprised of shares listed on The New York Stock Exchange or another national exchange), and is to be paid upon consummation of the offer,
• on or before the commencement of the offer, the offer is accompanied by written definitive financing commitments and/or the Person making the offer has on hand cash or cash equivalents, for the full amount of all financing necessary to consummate the offer and has irrevocably committed to use such cash for the offer and to set apart and maintain such cash until the offer is consummated or withdrawn,
• the offer requests that the Company call a special meeting of shareholders to accept the offer and contains a written agreement of the person making the offer to pay all of the Company’s costs of the special meeting,

• the offer by its terms remains open for at least 30 business days plus 20 business days after any change in price or after any bona fide alternative offer for a higher consideration is made,
• the offer is accompanied by a written opinion of a nationally recognized investment banking firm, stating that the price to be paid to holders pursuant to the offer is fair and including any written presentation of such firm showing the range of values underlying such conclusion,
• on or before the date the offer is commenced, such Person makes an irrevocable written commitment to the Company:
•
to acquire, within five Business Days upon completion of the offer, all shares of Common Stock then not beneficially owned by such Person at the same price, and for the same consideration, per share as paid in the offer,

•	not to amend its offer to reduce the price, and
•	that such Person will not make another offer for the Common Stock within one year if at least two-thirds (2/3) of the common stock not owned by such Person has not been tendered,
• such offer is conditioned on a minimum of at least 80% of the outstanding shares of the Common Stock (other than shares of Common Stock held by the offeror or its Affiliates and Associates) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable; and
• such offer is not subject to any financing, funding or similar condition, does not include any condition relating to completion of or satisfaction with any due diligence or similar investigation, and otherwise provides for usual and customary terms and conditions.
In the determination of the fairness of any offer, the Board of Directors retains the authority to reject, advise the shareholders to reject, or take other action in response to any offer necessary to the exercise of its fiduciary duties.
Immediately upon action of the Board of Directors of the Company ordering the redemption of the Rights or upon the effectiveness of a redemption of the Rights pursuant to shareholder adoption of a resolution accepting a Qualified Offer and authorizing the redemption of the Rights, and without any further action or notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
After the occurrence of a Flip-In Event and before a person becomes the beneficial owner of 50% or more of the Common Stock then outstanding, the Company may, if authorized by the Board of Directors, exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio per Right of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, subject to adjustment.
During any such time as the Rights are redeemable, the Company may amend the Rights in any manner, including without limitation an amendment to extend the time period during which the Rights may be redeemed, except that the Company may not, during such time, amend the Rights to decrease the Redemption Price or move forward the expiration date of the Rights. During any such time as the Rights are not redeemable, the Company may amend the Rights Agreement (a) to cure any ambiguity, defect, or inconsistency, (b) to make changes that do not materially adversely affect the interests of holders of the Rights (excluding the interests of any Acquiring Person), or (c) to shorten or lengthen any time period under the Rights Agreement, except that the Company may not amend the Rights Agreement to lengthen the time period governing redemption during any such time as the rights are not redeemable.
Until a Right is exercised, the holder thereof, as such, will not have any rights as a shareholder of the Company, including without limitation the right to vote or to receive dividends.
A copy of the Amendment to Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A/A dated December 4, 2009. A copy of the Rights Agreement, as amended, is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as amended, which is incorporated in this summary description herein by reference.